INVEST IN **URUK PROJECT MANAGEMENT**

Enable organizations to reduce project failures & optimize performance!

PITCH VIDEO | INVESTOR PANEL


A. Ajam
itive Officer
SUKAD
grated Project Management Solutions; Home of the Uruk Platf

urukpm.com Houston TX

Software | Technology | Services | B2B | Saas

LEAD INVESTOR



Jihad Aysh portfolio director @ K&A Consultants

The future of this platform is very bright, with the current trend towards improved project management practice, especially with the increase in virtual activities in light of the COVID 19 outbreak. The Uruk Platform would be unique in its ability to handle project management, as it comes from developers who have abundant hands on experience with project management. The spread and implementation of the platform is already planned, and will take place on a global scale. I believe their success is forecasted in the near future.

Invested $15,000 this round & $45,000 previously

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OVERVIEW | UPDATES 20 | WHAT PEOPLE SAY 38 | ASK A QUESTION 2

Highlights

1. Uruk facilitates product delivery & benefits realization, possibly generating 20%+ in savings.
2. The platform is ready for use by early adopters; we have about 60+ users exploring the platform.
3. Uruk Founders has more than 100 years of project leadership & worked on projects worth >$5 billion.
4. Founders are project management thought leaders, building a pioneering PM digital solution.
5. Uruk Platform would save organizations significant time & money in getting their product to market.
6. Uruk offers teams, management, and community collaboration leading to informed decision making.
7. Uruk enables real-time performance tracking and facilitates performance optimization.
8. Uruk is built with experience, backed by expertise, and nurtured by passion.

Our Team



Mounir A. Ajam CEO & Chief Innovator

Project management (PM) Innovator with decades of global expertise. Developed management models to help organizations Lead Projects Concept to Success. Author of many PM books. Product Owner and creator of the Uruk Platform!

It is painful to see too many failed and troubled projects and not learn our lessons. Failures to meet some or all projects' objectives cost the global economy trillions of US$, and a fraction of that could help improve humanity. We know the root causes, and our solution will revolutionize the way organizations manage projects.



Victor Sawma CIO and Head of Development

A technology expert with 20+ years in producing and maintaining web & mobile applications with scalable architectures, high-performance hosting, security auditing, and IT consultancy. Victor is

passionate about technology serving humanity.



Nada Chaban Outreach and Professional Services

Ms. Nada Chaban holds a Master's Degree in Project Management and PMP® certification with over eighteen years of management experience in Project Management and Sales & Marketing.

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The Uruk Platform

The pitch deck and value proposition

For a presentation of our investment pitch, please check this link.

Our Unique Value Proposition is:

Uruk aims to help organizations improve their project management practice by providing enterprise-specific tailorable methods to support collaborative and frictionless decisions and effective performance tracking and optimization.

If you're good, we'll make you better.

If you want to discuss this opportunity in person, you can book time with me via this link.

Traction

Currently, we have 60+ people already using or exploring the platform. We have signed one memorandum of understanding with a partner in Oman to sell Uruk for their customers in their territory, and we are currently negotiating with four other potential partners.

We started to work on our go-to-market strategy and started a social media campaign to raise awareness about Uruk.

The problem

Despite the proliferation of project management software, the project success rate is still surprisingly low and stagnant. The resulting impact can amount to millions and billions of dollars of sunk costs and opportunity losses for organizations of all sizes. Although the severity might vary, the high failure rate is across all sectors.

The research on projects indicates a great deal of pain due to delays, budget overruns, and even failure of projects. Many projects fail to meet their targets and objectives. Consequently, they do not produce the anticipated profit or benefits, directly affecting shareholders' value.


The Dilemma In Project Management
Proliferation of New Tools
Project Success
80
70


60
50
40

The symptoms and root cause

Project failure is a symptom of deeply embedded and numerous causes. Many experts and researchers agree that one of the primary reasons for failures is the inadequate front-end development of the project (pre-implementation). However, this is also a symptom.

We believe that the root cause is the lack of understanding and recognition of project management's true strategic value, which manifests itself in the absence of adequate and effective project management systems, if they exist at all. Poor systems (and project management culture) lead to improper practices, wasted effort, and lack of integration of project management with the business and product management, among many other factors.

The solution, long term vision

The attached image presents Uruk's long-term vision. Once the vision is accomplished, it offers our community a versatile, comprehensive, integrated project management solution. Our aim is for the Uruk Platform to become an **enterprise project management and organizational solution.**


Governance
Organizational Integrations
Portfolio Management
The Uruk Platform
Administrative
Program Management
Community of Practice
Project Management
PM Functions & Supporting Actions

The **project management solution** will include/integrate:

- Benchmarking and predictive analytics models
- Portfolio management enables CPOs & executives to manage the portfolio and enhance strategic alignment
- Program and project management, integrating life cycle management with business, operations,
- Consolidating the results of the various project management functions
- Collaboration at various levels, including within the team during the project development work, with management for informed decision making, and with all Uruk users to create a Community of Practice
- Enhanced learning and knowledge sharing via the built-in knowledge portal and discussion forums.

The solution, currently available for early adopters

The initial product of the Uruk Platform is available today, and we are already using it on real projects. For a video showing updates and a demo, please see below. It is a long video, but you can jump around.


Uruk Current State and Demo of Updates
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The Uruk Platform
What we have now and 2022 Plan!
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Uruk offers users the following functionalities:

- The functionality to **manage the project life cycle** with **tailorable methods** (end-to-end, concept-to-success).


The Project Life Cycle
Discovery Phase
Development Phase
Delivery Phase
Concept Stage
Feasibility Stage
Requirements Stage
Strategy Stage
Definition Stage
Implementation Stage
Closing Stage
Operational Readiness Stage
Initial Operations Stage

- The above image represents the standard project life cycle model. However, this is only an example of what is already included. **Uruk will include numerous tailored methods** applicable to a specific sector-domain-project type and class.
- Simplified and advanced modules with the processes for **managing each stage**.


Authorize
PG1
Plan (Management)
PG2
Plan (Details)
PG3
Control
Implement
PG4
Close

© 2017 Mounir A. Ajam | The revised process groups (main processes) per the CAMMP™ Model

- Simplified modules to **consolidate the output of project management functions**/actions.
- Performance charts, reports, and **dashboards**.
- **Task management**, with different views, including calendar & Kanban views.


Plan
In Progress
Testing
Completed
Closed
Calendar

- Time tracking and timesheets.
- **The knowledge portal** has numerous e-books, case studies, clarifications,

and guidelines. The portal also includes a section for contributions by any Uruk user.


‹ Knowledge Portal
Community Guidelines and Confidentiality
Community Library
The SUKAD Way™ Information
Uruk Overview & General Information
Uruk Support
Case Studies
e-Books
‹ e-Books

- **Collaboration at various levels**, including within the team, during the
- project development work with management for informed decision making,
- and with all Uruk users to create a Community of Practice.
- **There are numerous built-in templates** for stage deliverables, stage gates, schedule, cost, captured lessons, issues and risk management, etc.

2	Project Name	825.5 hrs	Wed 11/17/21	Mon 3/21/22	89 days
3	Project Set-up (Uruk)	4 hrs	Wed 11/17/	Fri 11/19/2:	2.19 day
9	Discovery Phase	174.5 hrs	Fri 11/19/2:	Wed 12/15/	18.81 da
10	Concept Stage (CS)	70.5 hrs	Fri 11/19/21	Wed 12/1/21	8.81 days
11	(CS) Plan the Stage	6.5 hrs	Fri 11/19/21	Fri 11/19/21	0.81 days
16	(CS) Develop the Project Brief	16 hrs	Mon 11/22/21	Wed 11/24/21	3 days
22	(CS) Manage & Control Stage	32 hrs	Mon 11/22/21	Thu 11/25/21	4 days
27	(CS) SG1 Review (Project Brief Approval)	16 hrs	Wed 11/24/21	Fri 11/26/21	3 days
31	(CS) Close the Stage	0 hrs	Mon 11/29/21	Wed 12/1/21	3 days
35	Feasibility Stage (FS)	104 hrs	Fri 11/26/21	Wed 12/15/2:	14 days
36	(FS) Plan the Stage	32 hrs	Fri 11/26/21	Wed 12/1/21	4 days
41	(FS) Conduct Feasibility Study	16 hrs	Thu 12/2/21	Thu 12/9/21	6 days
58	(FS) Manage & Control Stage	32 hrs	Thu 12/2/21	Tue 12/7/21	4 days
63	(FS) SG2 Review (Initial Project Approval)	8 hrs	Wed 12/8/21	Mon 12/13/21	4 days
67	(FS) Project Authorization Document	16 hrs	Mon 12/13/21	Tue 12/14/21	2 days
70	(FS) Close the Stage	0 hrs	Mon 12/13/21	Wed 12/15/21	3 days
74	Development Phase	319 hrs	Wed 12/15/	Mon 2/14/2	44 days
75	Requirements Stage (RS)	103 hrs	Wed 12/15/2:	Wed 1/5/22	16 days
76	(RS) Plan the Stage	32 hrs	Wed 12/15/21	Mon 12/20/21	4 days
81	(RS) Develop the Project Requirements Document (PRD)	31 hrs	Tue 12/21/21	Thu 12/30/21	8 days
99	(RS) Manage & Control Stage	32 hrs	Tue 12/21/21	Fri 12/24/21	4 days
104	(RS) SG3 Review (Stakeholders' Alignment)	8 hrs	Thu 12/30/21	Mon 1/3/22	3 days
108	(RS) Close the Stage	0 hrs	Mon 1/3/22	Wed 1/5/22	3 days

Differentiators

The following are the primary differentiators:

- **Project lifecycle management** (from concept to success, vs. task or phase management)
- Democratization of project data, **integrating functional silos** (business & operations)
- **Tailoring** (customize to domain & project type, adapt to project size & complexity)
- Always-on, **real-time access**, anywhere, any time, and on any device
- **Informed project decision-making** due to historical project performance & analytics
- **Expedited initiation and planning of projects** using historical data
- Methodology-agnostic, you can use Uruk with traditional or agile development approaches.

Significant differentiator

Uruk can be a critical element in a PMO and help enhance the success of PMOs:


Significant differentiator (Uruk vs. PMO)
Less than a week to set up Uruk versus many months for a PMO
Initial investment cost for Uruk is a fraction of building a PM System
Benefits starts immediately with Uruk
Tailoring and customization is quick to


Risk: with Uruk, Try before you Buy
Client staff to set up? Minimal with Uruk
Client staff to maintain? Not required with Uruk
The chart compares life cycle cost (10 years) for various scenarios;. Green is Uruk

- It takes Less **than a week to set up** Uruk.
- Hit the ground running with an expedited onboarding and **a minimal initial investment, at a fraction of building a system from scratch.**
- **The benefits start immediately** with Uruk; instead of waiting months to build the process.
- **Tailoring and customization are quick to implement** at a fraction of the cost.
- **Client staff involvement is minimal** for set-up and maintenance, and the update is by Uruk.
- Risk: with Uruk, **Try before you Buy!**

A unique and pioneering concept, tailored methods

The Project Management Institute (PMI) and many other professional associations advocate the concept of tailoring. However, they offer concepts and theories with no practical approach. Uruk is filling this gap with the Uruk Platform's Tailorable Methods approach. The tailorable methods offer maximum diversity and flexibility. The following video is only a slide presentation but presents this concept.


The Uruk Tailored Methods Approach-Slides
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The Uruk Platform
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Awesome features

In addition to the differentiators listed earlier, check out these awesome features.

- Cloud-based
- Every stage deliverable is built-in (and customizable)
- Customizable and tailorable PLC framework
- Chat and collaboration tools
- Trigger-based notifications
- Manages project assets
- Library of PLC templates, including built-in PLC and domain-specific PLCs
- Library of [stage] deliverable templates
- Library of tailored and tailorable methods
- Review-based collaboration tools, including role-based permission levels and multiple levels of reviews
- Team-member access to deliverables

Flexible development

There is a great deal of debate about waterfall and agile. However, we prefer to take project management beyond waterfall and agile. The Uruk Platform is suitable for all methods and approaches, including traditional, hybrid, iterative,

incremental, or agile; this is why Uruk is an adaptive project management solution.


One platform, Uruk
Development approach, traditional or agile, you choose!
Tailored Method Selection
Recommended Tailored Method :
General, S-MP, BBD-2
Tailored Method Selection
Recommended Tailored Method :
General, S-MP, IID

Why invest in Uruk Project Management (dba of SUKAD)?

Clarification: the company's full legal name is SUKAD Project Portfolio Management Solutions, Corp. However, we have filed with the State of Texas to operate with an assumed name (dba - doing business as) Uruk Project Management.

We know that many PPM (Project Portfolio Management) software tools are available. However, none of them offer Uruk's uniqueness, especially regarding tailorable methods with much flexibility and customization at various levels and sections of the platform. We know Uruk can become the leading project management digital solution and would enable the transformation of the project management practice.

Progress to date

The following image is a high-level view of the recent releases and their scope.


Iterative/incremental development of Uruk
Released POC version with one tailored method
Simplified PM Functions
Trial Plan
Improved dashboard
Incorporated Team chats
Added FAQ
Added Uruk Coach
Flexible Development
Add 3 tailored methods, including one for iterative-incremental development
Dec. 2021
Jan. 2022
Feb. 2022
Mar. 2022
Apr. 2022
Added critical milestones
Updated the knowledge portal
Added performance metrics
Added various roles
Implemented handover process
Enhanced stage gate reviews

2022 plan

We close with an image of the plan for 2022.


Platform roadmap, 2022
1Q22
• Flexible Development
(Big Bang, Iterative, and Incremental)
2Q22
• Various Tailored Methods
(micro, small-simple, medium-moderate, and large-complex projects)
3Q22
• Capital-Intensive Projects
(Typically, project with facilities, engineering, and construction)
4Q22
• Program Management
• Additional Tailored Methods
Generic Projects, different sizes, and complexities
Capital-intensive (facilities) projects, large-complex projects
Program Management, tailored methods for different types

Directors and Advisors

The following image displays our board of directors and advisors. For more

information about each, please check their LinkedIn profiles. We are honored and excited to have them with us, and we appreciate their trust and support. Each of them has at least 20 years of professional experience and holds senior roles in their organizations. At least four of them are leading organizations offering project management services. They bring in expertise from hospitality, program management, pharma, medical, mining, technology, education, oil & gas, PM standards, project controls, and risk management.


Directors
Amr Maraie
Jihad Aysh
Mounir Ajam
Nada Chaban
Navaid Jamal
Advisors
Sandra Hoskins
Bill Duncan
Josh Medica
Dan Patterson

1. Mr. Amr Maraie: **https://www.linkedin.com/in/amrmaraie/**

2. Dr. Jihad Aysh (also the lead investor): **https://www.linkedin.com/in/jihad-aysh/**

3. Mr. Mounir Ajam: **https://www.linkedin.com/in/mounirajam/**

4. Ms. Nada Chaban: **https://www.linkedin.com/in/nadachaban/**

5. Mr. Navaid Jamal: **https://www.linkedin.com/in/navaidjamal/**

6. Ms. Sandra Hoskins: **https://www.linkedin.com/in/sandrahoskins/**

7. Mr. Bill Duncan: **https://www.linkedin.com/in/wrduncan3/**

8. Mr. Josh Medica: **https://www.linkedin.com/in/josh-medica-b3041510/**

9. Dr. Dan Patterson: **https://www.linkedin.com/in/danpatterson/**

Personal: Mounir Ajam, the Innovator behind Uruk

First-generation college graduate, immigrant entrepreneur

Growing up in a civil war enticed me to go abroad to become an engineer and help rebuild my country. I had worked my way through college and got a civil engineering degree from the University of Houston and a master's degree from the University of California at Berkeley in Engineering and Construction Management. During these years, I discovered my passion for project management.

Over the years, I have obtained numerous project management certifications and am also a graduate of the PMI Leadership Master Class in 2007.

During the first half of my career, I worked on numerous capital-intensive projects, mainly in the oil & gas industry. In other words, I had learned project management in the real world, working on projects small and large, even megaprojects. I have learned the good, the bad, and even the ugly. I had seen success and failure. I learned about culture and project management maturity and how they directly contribute to project success and failures. I have been putting all of that experience into the Uruk Platform.

The learning from the second half of my career empowered me to become an entrepreneur and start SUKAD FZ-LLC (2004-2019) and SUKAD Corp (2019-present), which is now dba as Uruk Project Management.

The above experiences and our work at SUKAD led to publishing numerous e-

books and books. The main books, and most recent, were published by CRC Press (a Taylor and Francis company). These include Project Management beyond Waterfall and Agile (2017), Leading Megaprojects, and a Tailored Approach (2020). These books are directly relevant to the Uruk Platform and serve as its knowledge foundation.


Project Management beyond Waterfall and Agile
Mounir A. Ajam


LEADING MEGAPROJECTS
A TAILORED APPROACH
MOUNIR A. AJAM


Two great books about CAMMP™
the Customizable and Adaptable Methodology for Managing Projects™

Awards and Recognition

In 2011, we were selected as one of the leading 100 small companies by the Dubai Government. Ranked No 81.

This image touches on some of our other awards and recognitions.


Southern Area Projects Department
Mounir A. Ajam
PRESENTED TO
Mounir A. Ajam, PMP
IN RECOGNITION OF YOUR CONTRIBUTIONS AND SERVICE TO THE PMI® GLOBAL CONGRESS 2008 EMEA CONGRESS PROJECT ACTION TEAM (CoPat)
THANK YOU
Hult International Business School
ABU DHABI WORLD LEADERSHIP SUMMIT

Downloads

Uruk PM Pitch Public Short.pdf